

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2014

Via Email
Edward Meng
Chief Financial Officer
China Gerui Advanced Materials Group Limited
1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province 451191
People's Republic of China

> **Re: China Gerui Advanced Materials Group Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **Response Letter Dated October 21, 2014**
> **File No. 1-34532**

Dear Mr. Meng:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise when the transaction(s) indicating your entry into the Chinese antiquities market occurred and whether you made or are required to make public this information pursuant to Chinese law, filed or were required to file this information with NASDAQ, or distributed this information to your securities holders. We note the September 4, 2014 Form 6-K reporting the $234 million cash purchase of a porcelain collection.

Risk Factors, page 3

Our business will suffer if we lose our land use rights. Should our expenditures and … page 9

2.   We note your response to comment 2 of our letter dated September 12, 2014. Please advise whether the only asset of Zhengzhou Company was the land use right that you are purchasing.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Leland Benton, Staff Attorney, at (202) 551-3791, Craig Slivka, Special Counsel, at (202) 551-3729, or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief